Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

On March 20, 2007, Barclays PLC issued the following press release.

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20th March 2007

BARCLAYS PLC

Barclays and ABN AMRO Announce Outline of Preliminary Discussions

Further to the announcement of 19th March 2007, Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”) confirm that they are in exclusive preliminary discussions with regard to a potential combination of the two organisations that would create value for both sets of shareholders. These talks are at an early and exploratory stage and there can be no certainty that they will lead to a transaction or the form it will take.

Barclays and ABN AMRO have agreed to engage in discussions that seek to incorporate the following broad objectives:

•	The holding company of the combined entity would be a UK incorporated company (PLC) with a primary listing on the London Stock Exchange and secondary listing on Euronext Amsterdam.

•	The new entity would have a UK unitary Board and clear governance and management structures.

•	The first Chairman would be nominated by ABN AMRO and the first Chief Executive Officer would be nominated by Barclays.

•	The head office for the combined entity would be located in Amsterdam.

•	Discussions have been initiated with the UK, Dutch and other relevant regulators as regards seeking the Dutch Central Bank (DNB) to act as lead regulator for the combined entity.

The ultimate outcome of these discussions generally, and in regard to these specific objectives, will depend on the consultation with and the approvals of the multiple regulators and other stakeholders in the various jurisdictions.

Further announcements will be made in due course.

- ENDS -

For further information please contact:

Contacts at Barclays:

Investor Relations

Mark Merson/James S Johnson

Office: +44 (0)20 7116 5752/2927

Mobile: +44 (0)7770 748 771

Media Relations

Stephen Whitehead/Alistair Smith

Office: +44 (0)20 7116 6060/6132

Mobile: +44 (0)7880 783 532

Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.